Exhibit 99.2

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made and entered effective as of the 6th day of September 2023, by and between Skillful Craftsman Education Technology Limited, a Cayman Corporation (the “Company”) and Dawei Chen (the “Executive”) and supersedes and replaces any prior employment agreement or employment letter between the Parties.

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Board”) has approved the Company entering into an employment agreement with the Executive;

WHEREAS, the Executive is now the Chief Financial Officer of the Company and thus the key senior executive of the Company;

WHEREAS, the Company would like enter into a formal agreement with the Executive to set forth the terms of Executive’s employment and to provide for certain severance payments and other benefits in the event Executive’s employment is terminated by the Company without cause or by the Executive for “Good Reason” (as defined below);

WHEREAS, the Executive would like to provide some assurance to the Company that the Executive will not solicit any employees of the Company and will not work for any entity which has any activities which compete with the Company, as further described below;

NOW THEREFORE, in consideration of the recitals and the mutual agreements herein set forth, the Company and the Executive agree as follows:

ARTICLE 1

EMPLOYMENT, TERM AND RENEWAL

1.1 Employment. The Company hereby employs Executive and Executive accepts employment as Chief Financial Officer of the Company. As its Chief Financial Officer, Executive shall render such services to the Company as are customarily rendered by the Chief Financial Officer of comparable companies and as required by the Board, articles and by-laws of the Company. Executive accepts such employment and, consistent with fiduciary standards which exist between and the Company and an employee, shall perform and discharge the duties commensurate with his position that may be assigned to him from time to time by the Board and the Company.

1.2 Term and Renewal. The term of this Agreement shall commence on the date first written above (the “Commencement Date”), and shall continue until the last day of the calendar year following the Commencement Date, and shall automatically renew for successive one year terms, unless either party provides a 30 day written notice prior to the expiration date of each term to notify the other party of non-renewal of the Agreement. The first term of this Agreement and each subsequent automatic renewal shall each be considered a separate term. (“Term”).

1.3 Compensation and Benefits. During the Term of this Agreement, the Executive shall be entitled to the compensation (“Compensation) and benefits (“Benefits”) described in in Exhibit A attached hereto.

ARTICLE 2 TERMINATION OF EMPLOYMENT AND SEVERANCE BENEFITS

2.1 Termination by the Company for Cause or Non-Renewal of Agreement or Termination by the Executive without Good Reason, Death, or Disability. If the Executive’s employment is terminated by the Company for Cause, or if his employment with the Company ends due to death, “permanent and total disability” (within the meaning Section 22(e)(3) of Internal Revenue Code of 1986, as amended the “Code”), or due to a voluntary non-renewal of this Agreement or voluntary termination of employment by the Executive without Good Reason then the Executive shall only be entitled to any earned but unpaid compensation as well as any other amounts or benefits owing to Executive under the terms of any employee benefit plan of the Company (the “Accrued Benefits”). For purposes of this Agreement, Accrued Benefits shall include any unused vacation time which has accrued during the Term in which the Executive’s employment is terminated, but shall not include any accrued vacation from prior Terms.

2.2 Non-Renewal of Agreement or Termination by the Company without Cause or by the Executive for Good Reason. If the Executive’s employment with the Company is terminated by the Company in connection with a non-renewal of this Agreement without Cause or for reasons other than Cause, death, “permanent and total disability” (within the meaning Section 22(e)(3) of the Code) or is voluntarily terminated by the Executive for Good Reason, then the Executive shall be entitled to the Severance Benefits as described in Section 2.3 herein as well as his Accrued Benefits.

2.3 Severance Benefits. In the event that the Executive becomes entitled to receive severance benefits, as provided in Section 2.2 herein, the Company shall pay and provide the Executive with the following “Severance Benefits”:

(1)	Starting within 35 days after the Date of Termination and for a period of twelve (12) months after the Date of Termination, one-twelfth (1/12th) of the Executive’s then current base salary per month, less any taxes and withholding as may be necessary pursuant to law, to be paid in accordance with the Company’s normal payroll practices, but in no event less frequently than monthly.

(2)	A pro rata portion of any annual bonus that Executive would have been entitled to receive with respect to the fiscal year of termination had his employment had not been terminated, based upon the percentage of the fiscal year that shall have elapsed through the date of Executive’s termination of employment. Such bonus shall be paid at the same time it would have been paid had the Executive’s employment not been terminated.

As a condition to receiving payments contemplated by this Article 2.3, within 30 days after the effective date of such termination, Executive shall execute and deliver, and not have revoked, a separation agreement and general release in the form attached hereto as Exhibit B (including, but not limited to, all matters relating to his employment with the Company) in favor of the Company and its affiliates in such form as the Company shall reasonably request. The Severance Benefits shall terminate immediately upon the Executive violating any of the provisions of Article III of this Agreement. Notwithstanding anything herein to the contrary, in the event such 30-day period falls into two (2) calendar years, the payments contemplated in this Article 1.3 shall not commence until the second calendar year and within the above-referenced 30-day period. The Severance Benefits shall terminate immediately upon the Executive violating any of the provisions of Article III of this Agreement.

2.4 Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following, without the Executive’s prior written consent: (i) a material diminution of Executive’s duties or responsibilities, (ii) a material reduction in Executive’s Compensation or Benefits, (iii) a relocation of the Executive’s primary place of employment to a location more than sixty (60) miles from the location at which the Executive was performing the Executive’s duties immediately prior to such relocation, (iv) any requirement that the Executive report to anyone other than the Board, or (v) any material breach of this Agreement by the Company. However, none of the foregoing events or conditions will constitute Good Reason unless: (x) the Executive provides the Company with written objection to the event or condition to the Board within 30 days following the occurrence thereof, and (y) the Company does not reverse or cure the event or condition within 30 days of receiving that written objection, and (z) the Executive resigns his employment within 30 days following the expiration of that cure period.

2.5 Cause. For purposes of this Agreement, “Cause” shall be deemed to exist upon any of the following events: (i) the Executive’s conviction of, or plea of nolo contendere, to a felony, (ii) the Executive’s continued substance abuse or insobriety, (iii) failure to substantially perform Executive’s essential job functions; (iv) failure of Executive to adhere to directives of the Board, (v) Executive’s material misconduct or gross negligence, (vi) a material violation of any Company policy, or (v) any material breach of this Agreement. The Board must provide 30 days written notice of its intent to terminate the Executive’s employment for Cause. Prior to being terminated for Cause, the Executive shall have 30 days following the receipt of such written notice to cure any curable event that would otherwise constitute Cause.

ARTICLE 3 RESTRICTIVE COVENANTS

3.1 Confidentiality and Nondisclosure. The Executive will not use or disclose to any individual or entity any Confidential Information (as defined below) except (i) in the performance of Executive’s duties for the Company, (ii) as authorized in writing by the Board, or (iii) as required by subpoena or court order, provided that, prior written notice of such required disclosure is provided to the Board and, provided further that all reasonable efforts to preserve the confidentiality of such information shall be made. As used in this Agreement, “Confidential Information” shall mean information that (i) is used or potentially useful in the business of the Company, (ii) the Company treats as proprietary, private or confidential, and (iii) is not generally known to the public. “Confidential Information” includes, without limitation, information relating to the Company’s products or services, processing, manufacturing, marketing, selling, customer lists, call lists, customer data, memoranda, notes, records, technical data, sketches, plans, drawings, chemical formulae, trade secrets, composition of products, research and development data, sources of supply and material, operating and cost data, financial information, personal information and information contained in manuals or memoranda. “Confidential Information” also includes proprietary and/or confidential information of the Company’s customers, suppliers and trading partners who may share such information with the Company pursuant to a confidentiality agreement or otherwise. The Executive agrees to treat all such customer, supplier or trading partner information as “Confidential Information” hereunder. The foregoing restrictions on the use or disclosure of Confidential Information shall continue after Executive’s employment terminates for any reason for so long as the information is not generally known to the public.

3.2 Non-Disparagement. The Executive will not at any time during his employment with the Company, or after the termination of his employment with the Company, directly or indirectly (i) disparage, libel, defame, ridicule or make negative comments regarding, or encourage or induce others to disparage, libel, defame, ridicule or make negative comments regarding, the Company, or any of the Company’s officers, directors, employees or agents, or the Company’s products, services, business plans or methods; or (ii) engage in any conduct or encourage or induce any other person to engage in any conduct that is in any way injurious or potentially injurious to the reputation or interests of the Company or any of the Company’s, officers, directors, employees or agents.

3.3 Survival of Restrictive Covenants. Executive’s obligations under this Agreement shall survive Executive’s termination of employment with the Company and the termination of this Agreement.

ARTICLE 4 MISCELLANEOUS

4.1 Entire Agreement. This Agreement contains the entire understanding of the Company and the Executive with respect to the subject matter hereof.

4.2 Prior Agreement. This Agreement supersedes and replaces any prior oral or written employment or severance agreement between the Executive and the Company.

4.3 Subsidiaries. Where appropriate in this Agreement, the term “Company” shall also include any direct or indirect subsidiaries of the Company.

4.4 Severability. It is mutually agreed and understood by the parties that should any of the restrictions and covenants contained in Article 3 be determined by any court of competent jurisdiction to be invalid by virtue of being vague, overly broad, unreasonable as to time, territory or otherwise, then the Agreement shall be amended retroactive to the date of its execution to include the terms and conditions which such court deems to be reasonable and in conformity with the original intent of the parties and the parties hereto consent that under such circumstances, such court shall have the power and authority to determine what is reasonable and in conformity with the original intent of the parties to the extent that such restrictions and covenants are enforceable. In the event any other provision of this Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

4.5 Modification. No provision of this Agreement may be modified, waived, or discharged unless such modification, waiver, or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Board on the Company’s behalf.

4.6 Dispute Resolution & Applicable Law. This Agreement shall be governed by and construed exclusively in accordance with the Cayman Island laws, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the Cayman Island laws to the rights and duties of the parties hereunder. The Company and the Executive agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Agreement including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each, a “Dispute”). If the negotiations do not resolve the Dispute to the reasonable satisfaction of the Company and the Executive within thirty (30) calendar days after either the Company or the Executive has raised the Dispute for negotiation, such Dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Arbitration Rules in effect, which rules are deemed to be incorporated by reference into this section. The seat of arbitration shall be Hong Kong. There shall be one (1) arbitrator and the HKIAC Council shall select the arbitrator. The arbitration proceedings shall be conducted in English.

4.7 Legal Fees and Expenses. The prevailing party any arbitration to enforce the terms of this Agreement shall be entitled to recover reasonable costs and expenses, including attorneys’ fees.

4.8 Successors and Assigns. This Agreement shall inure to the benefit of and be enforceable by the Company’s successors and/or assigns.

4.9 Headings/References. The headings in this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

4.10 Notices. Any notice, request, instruction, or other document to be given hereunder shall be in writing and shall be deemed to have been given: (a) on the day of receipt, if sent by overnight courier; (b) upon receipt, if given in person; (c) five days after being deposited in the mail, certified or registered mail, postage prepaid, and in any case addressed as follows:

If to the Company:

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

with copy sent to the attention of the Chairman of the Board of Directors at the same address

If to the Executive:

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED（The Company）

Name: Gao Xiaofeng

Title: Chairman of the Board

/s/ Gao Xiaofeng

Dawei Chen (The Executive)

/s/ Dawei Chen

Appendix A： Offer Letter For CFO

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

September 6，2023

Dear Dawei Chen

We are pleased to extend an offer of employment for the position of Chief Financial Officer (CFO) at Skillful Craftsman Education Technology Limited. After careful consideration of your qualifications and experience, we are confident that you possess the skills and expertise needed to make a significant impact on our organization.

Position: Chief Financial Officer (CFO)

Location: Shenzhen, China

Compensation Package for previous years’ service as CSO (Jan 2021-July 2021) and CFO ( Aug 2021-Aug 2023):

Equity Grant: 150,000 ordinary shares of the Company, subject to compliance with Nasdaq rules.

Total Compensation Package: 150,000 USD annually

Base Salary: An annually base salary of 60,000 USD, paid monthly (5,000USD). Base salaries are reviewed annually. Effective September 6, 2023 (“Effective Date”).

Equity Grant: You will receive, within 60 days of Effective Date, a special restrict stock unit grant valued at $90,000 to be paid in ordinary shares of the Company, calculated upon the closing price of the grant date, which shall vest on the anniversary of the Effective Date, subject to Nasdaq rules.

Employment Agreement: We will enter into a standard employment agreement with you as the CFO of the Company upon the approval by the Board.

Responsibilities:

As our CFO, you will be responsible for overseeing the financial operations of the company, providing strategic financial guidance, and ensuring the organization’s fiscal health. Your key responsibilities will include but are not limited to:

●	Leading financial planning and analysis to drive effective decision-making.
●	Developing and implementing financial strategies to support business growth.
●	Managing budgeting, forecasting, and financial reporting processes.

●	Collaborating with cross-functional teams to optimize operational efficiency.
●	Ensuring compliance with financial regulations and reporting requirements.
●	Building and managing a high-performing finance team.
●	Qualifications:

We believe that your leadership and expertise will contribute to our company’s continued success and growth. You will play a vital role in shaping the financial strategy and driving our company’s financial performance.

We are excited about the possibility of having you join our team and are looking forward to your positive response.

Sincerely,

Xiaofeng Gao

Chairman of Board

Tel: (86) 0510 81805788

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000